Exhibit 99.1

Constellium

Financial Report

Half-Year ended June 30, 2014

Financial Report – Half-Year ended June 30, 2014

Table of contents

• Key Financial Results	3

• Management Report	4

• Condensed Interim Consolidated Financial Statements	12

• Management Statement	44

Cautionary statement

Forward looking statements included in this document are subject to risk factors associated with, amongst others, economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. We believe that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated (see Forward looking statement section included in this report).

2

Financial Report – Half-Year ended June 30, 2014

Key Financial Results

The table below presents the Group’s key consolidated financial result indicators for the three-month and six-month periods ended June 30, 2014 and June 30, 2013:

	Three months ended
(in millions of Euros except volumes and per ton data)	June 30, 2014	June 30, 2013
Shipments (‘000 metric tons)	279	274
Revenues	920	916
Profit from operations	70	73
Net income / (loss)	28	24
Adjusted EBITDA*	81	85
Adjusted EBITDA* per metric ton (in €)	291	309
Earnings per share, diluted (in €)	0.26	0.25

	Six months ended
(in millions of Euros except volumes and per ton data)	June 30, 2014	June 30, 2013
Shipments (‘000 metric tons)	548	534
Revenues	1,803	1,827
Profit from operations	126	102
Net income	58	22
Adjusted EBITDA*	152	157
Adjusted EBITDA* per metric ton (in €)	277	295
Earnings per share, diluted (in €)	0.54	0.23

*	Adjusted EBITDA is a non-GAAP financial measure (see Non-GAAP measures section included in this report)

3

Financial Report – Half-Year ended June 30, 2014

Management Report

Second Quarter Highlights:

•	Shipments up 2% versus prior year

•	Revenues of €920 million and Adjusted EBITDA of €81 million

•	Record performance of P&ARP segment

•	Body-in-White finishing plant breaks ground in Bowling Green, KY

Constellium reported solid results for the second quarter of 2014 reflecting a record performance in our packaging and automotive rolled products segment and a strong performance in our automotive structures business. Our aerospace segment is significantly higher than the first quarter of 2014, but is below our performance level from the same period in 2013. Revenues for the second quarter of 2014 were €920 million, slightly higher than €916 million in the second quarter of 2013, reflecting an increase in volume, partially offset by lower London Metal Exchange (LME) prices. Excluding changes in LME prices and currency exchange rates, revenues on a like-for-like basis for the second quarter of 2014 increased 3%, or by approximately €30 million compared to the second quarter of 2013.

Adjusted EBITDA for the second quarter of 2014 was €81 million, which represents an increase of 15% from the first quarter of 2014 and a decrease of 4% compared to the second quarter 2013 Adjusted EBITDA of €85 million. Constellium continues to face an increase in aluminum premiums from the first quarter of 2014 in all of its businesses. The negative impact was €4 million compared to the prior year.

Second quarter 2014 shipments of 279k metric tons were 4% higher than first quarter 2014 shipments of 269k metric tons, and 2% higher than Q2 2013 shipments of 274k metric tons. Adjusted EBITDA per metric ton for the second quarter 2014 was €291, which represents an increase of 11% from the first quarter of 2014, but a decrease of 6% from €309 per metric ton compared to the second quarter 2013.

Commenting on the second quarter 2014 results, Pierre Vareille, Constellium’s Chief Executive Officer reported: “Overall, second quarter results were solid with P&ARP reaching a record level of performance and AS&I reporting another strong quarter. In addition, our A&T segment partially recovered from continuing operational challenges, but A&T’s performance remains below the second quarter of last year. We foresee continuing strong demand in all of our segments and increasing long term demand for automotive products, particularly in the U.S. Overall, we remain optimistic about our business as we make headway on our strategic growth initiatives and most particularly on our automotive expansion projects in both Europe and the U.S.”

Group Summary

	Q2 2014	Q2 2013	Var.	Half-Year 2014	Half-Year 2013	Var.
Shipments (k metric tons)	279	274	2%	548	534	3%
Revenues (€ millions)	920	916	0%	1,803	1,827	(1%)
Adjusted EBITDA (€ millions)	81	85	(4%)	152	157	(3%)
Adjusted EBITDA per metric ton (€)	291	309	(6%)	277	295	(6%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures and the difference between the sum of reported segment Adjusted EBITDA and the group Adjusted EBITDA is related to Holdings and Corporate.

4

Financial Report – Half-Year ended June 30, 2014

Results by Segment

Aerospace and Transportation

	Q2 2014	Q2 2013	Var.	Half-Year 2014	Half-Year 2013	Var.
Shipments (k metric tons)	62	63	(1%)	123	122	1%
Revenues (€ millions)	301	312	(4%)	600	618	(3%)
Adjusted EBITDA (€ millions)	31	37	(17%)	55	72	(23%)
Adjusted EBITDA per metric ton (€)	497	593	(16%)	447	589	(24%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter 2014 results in the A&T segment were €31 million in Adjusted EBITDA, a 28% improvement from €24 million of Adjusted EBITDA in the first quarter of 2014 but a 17% decrease from €37 million in the second quarter of 2013. Shipments remained flat at 62k metric tons and Adjusted EBITDA decreased primarily due to a challenging operational environment and greater sales of lower margin products. Second quarter 2014 A&T results continued to be impacted by higher aluminum premiums.

For the six months ended June 30, 2014, Adjusted EBITDA was €55 million which represented a decrease of 23% over the same period in 2013. Adjusted EBITDA per ton was €447 which reflects the outage at our Ravenswood, West Virginia manufacturing facility in Q1 2014, an overall challenging operational environment, increased sales of lower margin products, higher aluminum premiums, and less favorable hedged rates.

Packaging and Automotive Rolled Products

	Q2 2014	Q2 2013	Var.	Half-Year 2014	Half-Year 2013	Var.
Shipments (k metric tons)	165	161	2%	320	312	3%
Revenues (€ millions)	400	403	(1%)	760	793	(4%)
Adjusted EBITDA (€ millions)	36	29	23%	63	55	13%
Adjusted EBITDA per metric ton (€)	219	181	20%	195	177	10%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The P&ARP segment had a solid Q2 2014 with a 2% growth in shipments, Adjusted EBITDA of €36 million, and Adjusted EBITDA per metric ton of €219. The increase in shipments reflected stable volumes in rigid packaging and strong growth in body-in-white automotive products. Revenues decreased slightly by 1% primarily as a result of lower LME prices. Adjusted EBITDA and Adjusted EBITDA per metric ton increased substantially by 23% and 20% respectively, compared to the same period in the prior year reflecting an increase in volumes and a shift in product mix towards automotive products. Record results were reported from our Neuf-Brisach plant with the highest ever quarterly volumes and a better product mix. Packaging demand remains strong while body-in-white volumes sold increased by 47% in the second quarter of 2014 compared to the prior year.

For the six months ended June 30, 2014, Adjusted EBITDA was €63 million which reflected a 13% increase over the same period in 2013 mainly due to increased volumes and improved product mix.

5

Financial Report – Half-Year ended June 30, 2014

Automotive Structures and Industry

	Q2 2014	Q2 2013	Var.	Half-Year 2014	Half-Year 2013	Var.
Shipments (k metric tons)	53	48	10%	106	101	5%
Revenues (€ millions)	227	218	4%	455	451	1%
Adjusted EBITDA (€ millions)	20	18	10%	39	30	30%
Adjusted EBITDA per metric ton (€)	373	372	0%	370	298	24%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved Adjusted EBITDA of €20 million in the second quarter of 2014, representing an improvement of 10% from the second quarter 2013 Adjusted EBITDA of €18 million. Shipments of 53k metric tons saw a 10% increase from the same period in the prior year, while revenues increased by 4% to €227 million. Overall, the performance in Adjusted EBITDA and Adjusted EBITDA per metric ton in the second quarter of 2014 reflected the strong activity in the automotive market, which is expected to remain solid for the remainder of 2014.

For the six months ended June 30, 2014, Adjusted EBITDA was €39 million, a 30% increase from the same period in 2013, due to higher automotive structure sales and productivity gains. On a like-for-like basis, adjusting for the sale of two of our soft alloy plants in France in the second quarter of 2013, volumes for AS&I increased 11% in the first half of 2014 mainly due to strong demand in automotive structures and hard alloys.

Company net income

Net income in the second quarter of 2014 was €28 million compared to €24 million in the second quarter of 2013. The difference is attributed to one-time initial public offering expenses incurred in Q2 2013 and refinancing costs of €15 million incurred in Q2 2014. The net income for the six months ended June 30, 2014 was €58 million versus €22 million compared to the same period in 2013.

Earnings per share

Fully diluted earnings per share from continuing operations was €0.26 in the second quarter of 2014 compared to €0.25 per share in the second quarter of 2013. For the six months ended June 30, 2014, the fully diluted earnings per share was €0.53 versus €0.23 per share for the same period in 2013. Fully diluted earnings per share were calculated based on a weighted average number of ordinary shares of 105.3 million and 95.5 million for the quarters ended June 30, 2014 and 2013, respectively.

Cash flow and liquidity

Cash flows from operations are historically lower in the first half of the year, reflecting seasonally higher working capital, most notably from our can business which is typically stronger in spring and summer.

Adjusted Free Cash Flow was an inflow of €13 million for the second quarter of 2014, compared to an inflow of €12 million in the second quarter of 2013. This slight improvement is attributable to working capital improvement offset by a €5 million increase in capital expenditures. The total trade working capital for this quarter was reduced by an additional 8 days from the second quarter of 2013.

6

Financial Report – Half-Year ended June 30, 2014

Net Debt at June 30, 2014 was €201 million, an increase of €69 million from December 31, 2013 and represents 0.7 times the last twelve months’ Adjusted EBITDA. Overall, our cash position at the end of the second quarter of 2014 was €403 million after a successful completion of bond offerings for an aggregate amount of approximately €590 million in May 2014.

We continue to maintain a strong liquidity position. As of June 30, 2014, liquidity was €746 million, comprised of €120 million available under the new revolving credit facility, €183 million available under our factoring facilities, €40 million available under our Asset Based Lending facility, and €403 million of cash and cash equivalents. Our liquidity position has been reinforced by the $400 million and €300 million bond offerings completed in May 2014 and the €120 million available under our new revolving credit facility.

Recent Developments

In April 2014, we announced that we will build two new casthouses in our Issoire (France) plant to accelerate production and recycling of our AIRWARE® aerospace technology. Building on the experience of Constellium’s first casthouse inaugurated in March 2013, which is already producing AIRWARE® on an industrial scale, the two new state-of-the-art casthouses are expected to start and ramp-up production in 2015 and 2016, respectively. These two additional casthouses are expected to allow Constellium to nearly triple its production of advanced solutions based on the AIRWARE® technology, which was selected to be part of major new aerospace programs including Airbus’ A350 XWB, Bombardier’s CSeries and SpaceX’s Falcon 9 Launcher.

In April 2014, Constellium was upgraded to ‘Ba3’ by Moody’s and to ‘BB-’ by Standard & Poor’s.

In May 2014, Constellium successfully completed bond offerings for an aggregate amount of approximately €590 million. These private offerings were comprised of $400 million of U.S. dollar denominated senior notes due 2024 and €300 million of euro denominated notes due 2021. The U.S. dollar notes bear interest at a rate of 5.75% per annum, and the euro notes bear interest at a rate of 4.625% per annum. The notes are guaranteed on a senior unsecured basis by certain of the company’s subsidiaries. The company intends to use a portion of the proceeds from these offerings to repay the amounts outstanding under its existing term loan, with the balance to be used for general corporate purposes.

In May 2014, concurrently with the bond offering, Constellium entered into a new €120 million unsecured revolving credit facility with a term of three years.

In May 2014, following the announcement in January 2014 of plans to join forces in the North American body-in-white market, Constellium and UACJ Corporation signed a Joint Venture Agreement to supply body-in-white aluminum sheet to the North American automotive industry. The joint venture, which is 51% owned by Constellium, will have an initial target capacity of 100,000 metric tons supplied by cold rolled coils from both partners’ rolling mills. The joint venture facility, which will be located in Bowling Green, Kentucky, will be designed to allow for expansion beyond 100,000 metric tons. The total joint investment is expected to be approximately $150 million. Production is scheduled to start in the first half of 2016, with full capacity expected to be reached by 2018. The finalization of the joint venture remains subject to regulatory approvals which are currently expected in the second half of 2014.

During the first quarter 2014, significant progress was made in our body-in-white European project with the selection of our Neuf-Brisach (France) plant as the location for the previously announced 100,000 metric tons capacity expansion.

In June 2014, Constellium finalized a €15 million investment in a new casthouse and extrusion line in Deçin, Czech Republic. This new investment is now fully operational and will increase the production of hard alloys extrusions by approximately 10,000 tons per year. This capacity includes a new, fully integrated facility to process and recycle aluminum scrap which will maximize our sustainability efforts.

7

Financial Report – Half-Year ended June 30, 2014

In July 2014, Constellium broke ground in the Body-in-White facility in Bowling Green, Kentucky. The finalization of our anticipated joint venture with UACJ remains subject to regulatory approval. This $150 million investment will supply an initial target of 100,000 metric tons and furthers our strategy to increase our presence in the fast growing U.S. aluminum body sheet market.

Related party transactions

See note 25 – Related party transactions in the accompanying condensed financial statements

Changes in share capital

The Company’s authorized share capital of € 8,000,000.10 is divided into 398,500,000 Class A ordinary shares, 1,500,000 Class B ordinary shares and 5 preference shares with a nominal value of EUR 0.02.

As of June 30, 2014 the Company’s issued and paid-up share capital amounted to € 2,100,541.20 divided into 104,668,103 Class A ordinary shares, 358,952 Class B ordinary shares and 5 preference shares.

On June 11, 2014, the general meeting of shareholders adopted a resolution to cancel the preference shares. The resolution of the general meeting will become effective after the lapse of a two month waiting period during which time creditors or other interested parties may oppose such resolution, and the confirmation by the district court in Amsterdam that no interested parties have objected against the cancellation of the shares. In connection with the cancellation of the preference shares, the general meeting of shareholders adopted a resolution pursuant to which reference to the preference shares will be deleted in the articles of association of the Company.

As set out under Note 1 ‘General Information’ on page 18 of this report, on February 10, 2014 and March 10, 2014, Apollo Funds offered shares in Constellium by means of secondary public offerings. After the offering of March 10, 2014, Apollo Funds ceased to hold any Constellium ordinary shares.

Risk and uncertainties

In our Annual Report for the year ended December 31, 2013, dated March 29, 2014, we described certain risk factors which could have a material adverse effect on our financial position and results. Those risk factors should be read in conjunction with this report. Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives revenues, income, assets, liquidity or capital resources.

Non GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this report includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this financial report are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting

8

Financial Report – Half-Year ended June 30, 2014

investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the re-measurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees paid by the company to an affiliate of Apollo Global Management, LLC, exceptional employee bonuses in relation to cost saving implementation and targets, start-up and development costs, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Adjusted Free Cash Flow is Net Cash Flow from Operating Activities, after capital expenditure and excluding margin calls. Net Debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities,

9

Financial Report – Half-Year ended June 30, 2014

including working capital, and the capital expenditure requirements of the business. Management believes that Net Debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net Debt and Adjusted Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.

Reconciliation of net income from continuing operations to Adjusted EBITDA

(a non-GAAP measure)

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Net income	28	24	58	22
Income tax expense	15	16	31	22
Income before income tax	43	40	89	44
Finance costs – net	27	9	36	34
Other expenses	—	24	1	24
Share of results of joint-ventures	—	—	—	—
Income from operations	70	73	126	102
Depreciation and impairment	11	5	20	9
Unrealized (gains)/losses from re-measurement of Monetary assets and liabilities	(2)	1	—	(1)
Unrealized (gains)/losses on derivatives	(7)	(2)	(6)	32
Losses on disposal and assets classified as held for sale	6	4	6	4
Restructuring costs	2	—	5	2
Apollo management fees	—	1	—	2
Start-up and development costs	2	—	5	—
Ravenswood OPEB plan amendment	(1)	(11)	(9)	(11)
Metal price lag	(2)	10	—	12
Other	2	4	5	6

Adjusted EBITDA	81	85	152	157

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow

(a non-GAAP measure)

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash flow from operating activities	50	46	46	(1)
Margin calls included in cash flow from operating activities	—	(2)	(11)	(2)
Cash flow from operating activities excluding margin calls	50	44	35	(3)
Capital expenditure	(37)	(32)	(70)	(55)

Adjusted Free Cash Flow	13	12	(35)	(58)

Reconciliation of borrowings to Net Debt (a non-GAAP measure)

	June 30, 2014	December 31, 2013
Borrowings	613	348
Fair value of cross currency interest swap	—	26
Cash and cash equivalents	(403)	(233)
Cash pledged for issuance of guarantees	(9)	(9)

Net Debt	201	132

10

Financial Report – Half-Year ended June 30, 2014

11

Financial Report – Half-Year ended June 30, 2014

Unaudited Condensed Interim Consolidated Financial Statements

12

Financial Report – Half-Year ended June 30, 2014

UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Revenue	3, 4	920	916	1,803	1,827
Cost of sales	5	(790)	(788)	(1,556)	(1,572)

Gross profit		130	128	247	255

Selling and administrative expenses	5	(49)	(47)	(101)	(102)
Research and development expenses	5	(8)	(9)	(17)	(18)
Restructuring costs	20	(2)	—	(5)	(2)
Other (losses) / gains - net	7	(1)	1	2	(31)

Income from operations		70	73	126	102

Other expenses		—	(24)	(1)	(24)

Finance income	9	—	6	—	11
Finance costs	9	(27)	(15)	(36)	(45)

Finance costs - net		(27)	(9)	(36)	(34)

Share of profit of joint-ventures		—	—	—	—

Income before income tax		43	40	89	44

Income tax expense	10	(15)	(16)	(31)	(22)

Net Income from continuing operations		28	24	58	22

Discontinued operations
Net Income / (Loss) from discontinued operations		—	—	—	—

Net Income for the period		28	24	58	22

Net Income attributable to:
Owners of the Company		28	24	57	21
Non-controlling interests		—	—	1	1

Net Income		28	24	58	22

Earnings per share attributable to the equity holders of the Company

(in Euros per share)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
From continuing and discontinued operations
Basic	11	0.26	0.25	0.54	0.23
Diluted	11	0.26	0.25	0.53	0.23
From continuing operations
Basic	11	0.26	0.25	0.54	0.23
Diluted	11	0.26	0.25	0.53	0.23
From discontinued operations
Basic	11	—	—	—	—
Diluted	11	—	—	—	—

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

13

Financial Report – Half-Year ended June 30, 2014

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Net Income		28	24	58	22

Other Comprehensive (Loss) / Income
Items that will not be reclassified subsequently to Income or Loss
Remeasurement on post-employment benefit obligations	19	(17)	29	(43)	50
Deferred tax on remeasurement on post-employment benefit obligations		3	(4)	7	(4)
Items that may be reclassified subsequently to Income or Loss
Currency translation differences		—	3	—	(4)

Other Comprehensive (Loss) / Income		(14)	28	(36)	42

Total Comprehensive Income		14	52	22	64

Attributable to:
Owners of the Company		14	52	21	63
Non-controlling interests		—	—	1	1

Total Comprehensive Income		14	52	22	64

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

14

Financial Report – Half-Year ended June 30, 2014

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2014	At December 31, 2013
Assets
Non-current assets
Intangible assets (including goodwill)		24	21
Property, plant and equipment	4, 12	464	408
Investments in joint ventures		1	1
Deferred income tax assets		174	177
Trade receivables and other	14	57	60
Other financial assets	23	5	7

		725	674

Current assets
Inventories	13	365	328
Trade receivables and other	14	599	483
Other financial assets	23	17	25
Cash and cash equivalents	15	403	233

		1,384	1,069

Assets classified as held for sale		16	21

Total Assets		2,125	1,764

Equity
Share capital		2	2
Share premium account		162	162
Retained deficit and other reserves		(109)	(132)

Equity attributable to owners of the Company		55	32
Non-controlling interests		5	4

		60	36

Liabilities
Non-current liabilities
Borrowings	17	587	326
Trade payables and other	18	33	35
Deferred income tax liabilities		—	1
Pension and other post-employment benefit obligations	19	540	507
Other financial liabilities	23	9	36
Provisions	20	55	65

		1,224	970

Current liabilities
Borrowings	17	26	22
Trade payables and other	18	727	646
Income taxes payable		22	19
Other financial liabilities	23	12	24
Provisions	20	44	38

		831	749

Liabilities classified as held for sale		10	9

Total liabilities		2,065	1,728

Total equity and liabilities		2,125	1,764

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

15

Financial Report – Half-Year ended June 30, 2014

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	57	57	1	58

Other comprehensive loss	—	—	(36)	—	—	—	(36)	—	(36)

Total Comprehensive Income	—	—	(36)	—	—	57	21	1	22

Transactions with the owners
Share equity plan	—	—	—	—	2	—	2	—	2

As at June 30, 2014	2	162	(59)	(14)	3	(39)	55	5	60

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	21	21	1	22

Other comprehensive income	—	—	46	(4)	—	—	42	—	42

Total Comprehensive Income	—	—	46	(4)	—	21	63	1	64

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	—	—	—	—	—
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)

As at June 30, 2013	2	162	(40)	(18)	—	(173)	(67)	5	(62)

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100

Other comprehensive income	—	—	63	—	—	—	63	—	63

Total Comprehensive Income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

*	The opening value of the comparative financial statements has been restated following the application of IAS 19 revised.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

16

Financial Report – Half-Year ended June 30, 2014

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash flows from / (used in) operating activities
Net income		58	22
Less: Net income / (loss) from discontinued operations		—	—
Less: Net income attributable to non-controlling interests		(1)	(1)
Net income from continuing operations before non-controlling interests		57	21

Adjustments	21	101	105
Changes in working capital:
Inventories		(36)	(11)
Trade receivables		(125)	(141)
Margin Call	23	11	2
Trade payables		84	64
Other working capital - Net		(13)	(9)
Changes in other operating assets and liabilities:
Provisions	20	(7)	(8)
Income tax paid		(3)	(2)
Pension liabilities and other post-employment benefit obligations		(23)	(22)

Net cash flows from / (used in) operating activities	21	46	(1)

Cash flows used in investing activities
Purchases of property, plant and equipment		(70)	(55)
Proceeds from disposal		—	3
Proceeds from finance lease		3	3
Other investing activities		(5)	4

Net cash flows used in investing activities		(72)	(45)

Cash flows (used in) / from financing activities
Net proceeds received from issuance of shares		—	162
Interim dividend paid		—	(147)
Withholding tax paid		—	(20)
Distribution of share premium to owners of the Company		—	(103)
Interests paid		(16)	(21)
Proceeds received from Term Loan and Senior Notes	17	587	351
Repayment of Term Loan	17	(331)	(155)
Proceeds of other loans	17	3	4
Payment of deferred financing costs	14, 17	(15)	(8)
Other financing activities	17	(31)	3

Net cash flows from financing activities		197	66

Net increase in cash and cash equivalents		171	20
Cash and cash equivalents - beginning of period	15	233	142
Effect of exchange rate changes on cash and cash equivalents		—	1

Cash and cash equivalents - end of period		404	163

Less: Cash and cash equivalents classified as held for sale		(1)	—

Cash and cash equivalents as reported in the Statement of financial position	15	403	163

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

17

Financial Report – Half-Year ended June 30, 2014

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 23 production facilities, 10 administrative and commercial sites, one R&D center and has approximately 8,600 employees.

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A ordinary shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of Euronext Paris on May 27, 2013.

In connection with the initial public offering, the Company was converted from a private company with limited liability (Constellium Holdco B.V.) into a public company with limited liability (Constellium N.V.). On May 16, 2013, the Group increased its shares nominal value from €0.01 to €0.02 per share.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

Secondary public offerings

On February 10, 2014, Constellium completed a third secondary public offering of 25,000,000 of our Class A ordinary shares at a price to the public of $22.50 per share. The shares were offered by Apollo Funds.

On March 10, 2014, Constellium completed a fourth secondary public offering of 12,561,475 of our Class A ordinary shares at a price to the public of $27.75 per share. The shares were offered by Apollo Funds. After this offering, Apollo Funds ceased to hold any of Constellium ordinary shares.

Fees related to these offerings amounted to €1 million and are recognized in Other expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The unaudited condensed interim Consolidated Financial Statements present the Consolidated Income Statement, Statements of Comprehensive Income, Financial Position, Changes in Equity and Cash Flows as of June 30, 2014 and 2013 and December 31, 2013. They are prepared in accordance with IAS 34 – Interim financial reporting.

The unaudited condensed interim Consolidated Financial Statements do not include all the information and disclosures required in the annual Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2013, approved by the Board of Directors on March 19, 2014.

The unaudited condensed interim Consolidated Financial Statements have been authorized for issue by the Board of Directors on August 27, 2014.

2.2. Application of new and revised International Financial Reporting Standards (IFRS) and interpretations

IFRIC 21 – Levies is effective for annual periods beginning on or after January 1, 2014. This interpretation sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what is the obligating event that gives rise to pay a levy and when should a liability be recognized. The application of this standard has no material effect on the Group’s financial statements as of January 1, 2014 and June 30, 2014.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations issued but not yet effective and which could affect the Group’s future consolidated financial statements: IFRS 9 - Financial instruments; IFRS 15 - Revenue from contracts with customers; amendments to IAS 16 - Property, plant and equipment and to IAS 38 - Intangible assets.

The impact of these standards on the Group’s results and financial situation is currently being evaluated.

18

Financial Report – Half-Year ended June 30, 2014

2.4. Basis of preparation

In accordance with IAS 1 - Presentation of Financial Statements, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

2.5. Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statement for the year ended December 31, 2013, with the exception of the effective tax rate application, in accordance with IAS 34 – Interim financial reporting.

The following table summarizes the main exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

		Six months ended June 30, 2014		Six months ended June 30, 2013	Year ended December 31, 2013
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.3702	1.3658	1.3127	1.3791
Swiss Francs	CHF	1.2214	1.2156	1.2296	1.2276
Czech Koruna	CZK	27.4437	27.4531	25.6883	27.4273

The unaudited condensed interim Consolidated Financial Statements are presented in millions of Euros.

2.6. Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements as of, and for the year ended December 31, 2013. In addition, in the preparation of the interim financial statements and in accordance with IAS 34, the Group applied a projected tax rate to these unaudited condensed interim Consolidated Financial Statements for the full financial year 2014.

The Group did not identify any triggering event that required performing impairment tests as of June 2014, according to IAS 36 – Impairment of Assets.

19

Financial Report – Half-Year ended June 30, 2014

NOTE 3 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium chief operating decision maker (CODM). On that basis, there is no difference with the previous annual financial statements in operating segment definition. Since January 1, 2014, the Company’s CODM measures the profitability and financial performance of the operating segments based on Adjusted EBITDA.

Segment Revenue for the three months period ended June 30, 2014

	Three months ended June 30, 2014			Three months ended June 30, 2013
(in millions of Euros)	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties
A&T	301	(1)	300	312	(2)	310
P&ARP	400	(2)	398	403	(2)	401
AS&I	227	(12)	215	218	(15)	203
Holdings & Corporate(A)	7	—	7	2	—	2

Total	935	(15)	920	935	(19)	916

(A)	Revenue from metal supply to plants in Ham and Saint Florentin, considered as third party since their disposal in the second quarter of 2013.

Reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013
A&T		31	37
P&ARP		36	29
AS&I		20	18
Holdings & Corporate		(6)	1

Adjusted EBITDA		81	85

Unfavorable / (Favorable) metal price lag(A)		2	(10)
Gain on Ravenswood OPEB plan amendment	7, 19	1	11
Start-up and development costs(B)		(2)	—
Apollo management fees		—	(1)
Restructuring costs		(2)	—
Losses on disposal and assets classified as held for sale	7, 21	(6)	(4)
Unrealized gains on derivatives	7	7	2
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net	7	2	(1)
Depreciation and impairment	5	(11)	(5)
Other		(2)	(4)
Income from operations		70	73

Other expenses		—	(24)
Finance costs - net	9	(27)	(9)
Share of profit of joint-ventures		—	—

Income before income tax		43	40

Income tax expense	10, 21	(15)	(16)

Net Income from continuing operations		28	24

Net income / (loss) from discontinued operations		—	—

Net Income		28	24

(A)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis. This adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites. It is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.

20

Financial Report – Half-Year ended June 30, 2014

(B)	Start-up costs relating to new sites and business development initiatives of which €1 million related to Body In White growth project both in Europe and the U.S.

Segment capital expenditure

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013
A&T	(18)	(9)
P&ARP	(7)	(8)
AS&I	(12)	(14)
Holdings & Corporate	—	(1)

Capital expenditure	(37)	(32)

Segment Revenue for the six months period ended June 30, 2014

	Six months ended June 30, 2014			Six months ended June 30, 2013
(in millions of Euros)	Segment revenue	Inter segment elimination	Revenue Third	Segment revenue	Inter segment elimination	Revenue Third and related parties
A&T	600	(2)	598	618	(4)	614
P&ARP	760	(4)	756	793	(4)	789
AS&I	455	(24)	431	451	(29)	422
Holdings & Corporate(A)	18	—	18	2	—	2

Total	1,833	(30)	1,803	1,864	(37)	1,827

(A)	Revenue from metal supply to plants in Ham and Saint Florentin, considered as third party since their disposal in the second quarter of 2013.

Reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
A&T		55	72
P&ARP		63	55
AS&I		39	30
Holdings & Corporate		(5)	—

Adjusted EBITDA		152	157

(Favorable) metal price lag(A)		—	(12)
Gain on Ravenswood OPEB plan amendment	7, 19	9	11
Start-up and development costs(B)		(5)	—
Apollo management fees		—	(2)
Restructuring costs		(5)	(2)
Losses on disposal and assets classified as held for sale	7, 21	(6)	(4)
Unrealized gains / (losses) on derivatives	7	6	(32)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net	7	—	1
Depreciation and impairment	5	(20)	(9)
Other		(5)	(6)
Income from operations		126	102

Other expenses		(1)	(24)
Finance costs - net	9	(36)	(34)
Share of profit of joint-ventures		—	—

Income before income tax		89	44

Income tax expense	10, 21	(31)	(22)

Net Income from continuing operations		58	22

Net income / (loss) from discontinued operations		—	—

Net Income		58	22

(A)

Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis. This adjustment is to remove the effect of volatility in LME prices. The

21

Financial Report – Half-Year ended June 30, 2014

calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites. It is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.
(B)	Start-up costs relating to new sites and business development initiatives of which €3 million related to Body In White growth project both in Europe and the U.S.

Segment capital expenditure

(in millions of Euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
A&T	(28)	(19)
P&ARP	(18)	(12)
AS&I	(23)	(22)
Holdings & Corporate	(1)	(2)

Capital expenditure	(70)	(55)

Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments in joint ventures, deferred tax assets, other financial assets (including cash and cash equivalents) and assets of disposal groups classified as held for sale.

There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 4 - INFORMATION BY GEOGRAPHIC AREA

The Group reports information by geographic area as follows: revenue from third and related parties is based on destination of shipments and Property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013
Revenue – third and related parties
France	134	141
Germany	257	250
United Kingdom	84	99
Switzerland	21	22
Other Europe	194	196
United States	132	103
Canada	11	13
Asia and Other Pacific	44	38
All Other	43	54

Total	920	916

(in millions of Euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
Revenue – third and related parties
France	266	295
Germany	507	504
United Kingdom	177	193
Switzerland	44	47
Other Europe	375	378
United States	245	210
Canada	24	27
Asia and Other Pacific	82	73
All Other	83	100

Total	1,803	1,827

22

Financial Report – Half-Year ended June 30, 2014

(in millions of Euros)	At June 30, 2014	At December 31, 2013

Property, plant and equipment
France	208	180
Germany	92	87
Switzerland	27	23
Czech Republic	20	18
Other Europe	2	2
United States	111	96
All Other	4	2

Total	464	408

NOTE 5 - EXPENSES BY NATURE

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013
Raw materials and consumables used(A)		(484)	(481)
Employee benefit expense	6	(178)	(168)
Energy costs		(36)	(36)
Repairs and maintenance expenses		(19)	(21)
Sub-contractors		(20)	(21)
Freight out costs		(20)	(19)
Consulting and audit fees		(11)	(12)
Operating supplies (non capitalized purchases of manufacturing consumables)		(15)	(15)
Operating lease expenses		(5)	(5)
Depreciation and impairment(B)	3	(11)	(5)
Other expenses		(48)	(61)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(847)	(844)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 22 - Financial Risk Management and NOTE 23 - Financial Instruments).
(B)	Comprised of €10 million in Cost of sales (€4 million for the three months ended June 2013) and €1 million in Selling and administrative expenses (€1 million for the three months ended June 2013).

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
Raw materials and consumables used(A)		(942)	(982)
Employee benefit expense	6	(352)	(342)
Energy costs		(77)	(78)
Repairs and maintenance expenses		(41)	(40)
Sub-contractors		(41)	(40)
Freight out costs		(40)	(37)
Consulting and audit fees		(20)	(22)
Operating supplies (non capitalized purchases of manufacturing consumables)		(30)	(31)
Operating lease expenses		(9)	(9)
Depreciation and impairment(B)	3, 12	(20)	(9)
Other expenses		(102)	(102)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(1,674)	(1,692)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 22 - Financial Risk Management and NOTE 23 - Financial Instruments).
(B)	Comprised of €19 million in Cost of sales (€8 million for the six months ended June 2013) and €1 million in Selling and administrative expenses (€1 million for the six months ended June 2013).

23

Financial Report – Half-Year ended June 30, 2014

These expenses are split as follows:

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013
Cost of sales	(790)	(788)
Selling and administrative expenses	(49)	(47)
Research and development expenses	(8)	(9)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(847)	(844)

(in millions of Euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
Cost of sales	(1,556)	(1,572)
Selling and administrative expenses	(101)	(102)
Research and development expenses	(17)	(18)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(1,674)	(1,692)

NOTE 6 - EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013
Wages and salaries(A)		(167)	(158)
Pension costs - defined benefit plans	19	(7)	(7)
Other post-employment benefits	19	(3)	(3)
Share equity plan expenses		(1)	—

Total Employee benefit expenses	5	(178)	(168)

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
Wages and salaries(A)		(331)	(322)
Pension costs - defined benefit plans	19	(13)	(14)
Other post-employment benefits	19	(6)	(6)
Share equity plan expenses		(2)	—

Total Employee benefit expenses	5	(352)	(342)

(A)	Wages and salaries exclude restructuring costs and include social security contributions.

NOTE 7 - OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013
Realized losses on derivatives		(3)	(10)
Unrealized gains on derivatives at fair value through Profit and Loss - net(A)	3, 21	7	2
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	3, 21	2	(1)
Gains on Ravenswood OPEB plan amendment	3, 19	1	11
Losses on disposal and assets classified as held for sale(B)	3	(6)	(4)
Other – net		(2)	3

Total Other (loss) / gain - net		(1)	1

24

Financial Report – Half-Year ended June 30, 2014

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
Realized losses on derivatives		(7)	(12)
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss - net(A)	3, 21	6	(32)
Unrealized exchange gain from the remeasurement of monetary assets and liabilities – net	3, 21	—	1
Gains on Ravenswood OPEB plan amendment	3, 19	9	11
Losses on disposal and assets classified as held for sale(B)	3	(6)	(4)
Other – net		—	5

Total Other gains / (losses) - net		2	(31)

(A)	The gains / losses are made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices (refer to NOTE 22 - Financial Risk Management for a description of the Group’s risk management).
(B)	In 2013, the sale of the Group’s plants in Ham and Saint Florentin, France, was completed on May 31, 2013. These two plants, which specialize in the production of soft alloys extrusions mainly for the building and construction market in France, were part of the Automotive Structures and Industry segment.

During the second quarter of 2014, Constellium received a binding offer for the sale of the plant in Tarascon-sur-Ariège, France.

NOTE 8 - CURRENCY GAINS / (LOSSES)

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013
Included in Cost of sales		—	2
Included in Other gains - net		—	11
Included in Finance cost	9	(2)	(1)

Total		(2)	12

Realized exchange gains on foreign currency derivatives - net		—	1
Unrealized exchange (losses) / gains on foreign currency derivatives - net		(2)	8
Exchange gains from the remeasurement of monetary assets and liabilities - net		—	3

Total		(2)	12

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
Included in Cost of sales		1	1
Included in Other (losses) - net		(1)	(5)
Included in Finance cost	9	(3)	1

Total		(3)	(3)

Realized exchange loss on foreign currency derivatives - net		—	(1)
Unrealized exchange losses on foreign currency derivatives - net		(2)	(4)
Exchange (loss) / gains from the remeasurement of monetary assets and liabilities - net		(1)	2

Total		(3)	(3)

See NOTE 22 - Financial Risk Management and NOTE 23 - Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

25

Financial Report – Half-Year ended June 30, 2014

NOTE 9 - FINANCE COSTS - NET

(in millions of Euros)	Notes	Three months ended June 30, 2014	Three months ended June 30, 2013
Finance income:
Realized and unrealized gains on debt derivatives at fair value	8	—	—
Realized and unrealized exchange gains on financing activities - net	8	—	5
Other finance income		—	1

Total Finance income		—	6

Finance costs:
Interest expense on borrowings (A)	17	(7)	(6)
Interest expense on factoring arrangements(B)	14, 17	(3)	(3)
Exit and unamortized arrangement fees(C)	17	(15)	—
Realized and unrealized losses on debt derivatives at fair value(D)	8, 17	—	(3)
Realized and unrealized exchange losses on financing activities - net	8	(2)	(3)
Miscellaneous other interest expense		—	—

Total Finance costs		(27)	(15)

Finance costs - net		(27)	(9)

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
Finance income:
Realized and unrealized gains on debt derivatives at fair value	8	—	4
Realized and unrealized exchange gains on financing activities - net	8	—	5
Other finance income		—	2

Total Finance income		—	11

Finance costs:
Interest expense on borrowings (A)	17	(13)	(10)
Interest expense on factoring arrangements(B)	14, 17	(5)	(5)
Exit and unamortized arrangement fees(C)	17	(15)	(22)
Realized and unrealized losses on debt derivatives at fair value(D)	8, 17	(1)	(3)
Realized and unrealized exchange losses on financing activities - net	8	(2)	(5)
Miscellaneous other interest expense		—	—

Total Finance costs		(36)	(45)

Finance costs - net		(36)	(34)

(A)	Includes at June 30, 2014: (i) €7 million of interests expensed related to the 2013 term loan (of which €2 million expensed in the second quarter) and €5 million of interests accrued related to the Senior Notes; (ii) €1 million of interest expenses related to the U.S. Revolving Credit Facility (see NOTE 17 - Borrowings).

Includes at June 30, 2013: (i) €3 million of interests expensed during the first quarter related to the 2012 term loan and €6 million of interests accrued during the second quarter related to the 2013 term loan; (ii) €1 million of interest expenses related to the U.S. Revolving Credit Facility (see NOTE 17 - Borrowings).

(B)	Includes interests and amortization of deferred financing costs related to trade accounts receivable factoring programs (see NOTE 14 - Trade Receivables and Other).
(C)	During the second quarter of 2014, Constellium issued Senior Notes and repaid the 2013 term loan. Arrangement fees of the 2013 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. Exit and arrangement fees amounted respectively to €6 million and €9 million (see NOTE 17 - Borrowings).

During the first quarter of 2013, Constellium issued the 2013 term loan facility and repaid the 2012 term loan. Arrangement fees of the 2012 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. Exit and arrangement fees amounted respectively to €8 million and €13 million (see NOTE 17 - Borrowings).

26

Financial Report – Half-Year ended June 30, 2014

(D)	During the second quarter of 2014, the cross currency swap was settled when the 2013 term loan was repaid.

In addition, the Group hedged the dollar exposure relating to the principal of the U.S. Dollar Notes. The principal of the U.S. Dollar Notes is hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates. Changes in the fair value of hedges related to this translation exposure were recognized within financial costs in the consolidated income statement (see NOTE 17 - Borrowings).

NOTE 10 - INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year (39% for 2014). The 35% tax rate applied as of June 30, 2014 is impacted by non-recurring transactions and subject to country mix effect.

NOTE 11 - EARNINGS PER SHARE

Earnings

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013
Net Income attributable to equity holders of the parent	28	24
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	28	24

Earnings used to calculate basic and diluted earnings per share from continuing operations	28	24
Earnings used to calculate basic and diluted earnings per share from discontinued operations	—	—

(in millions of Euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
Net Income attributable to equity holders of the parent	57	21
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	57	21

Earnings used to calculate basic and diluted earnings per share from continuing operations	57	21
Earnings used to calculate basic and diluted earnings per share from discontinued operations	—	—

Number of shares – see Note 16 – Share capital

Pro rata share issuance

On May 16, 2013, the Company’s Board of Directors declared an issuance of an additional 22.8 shares for each outstanding share. Our earnings per share numbers have been retroactively adjusted to reflect this pro rata issuance of shares.

	Three months ended June 30, 2014	Three months ended June 30, 2013
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	104,627,342	95,073,824
Effect of other dilutive potential ordinary shares(B)	640,664	476,796

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,268,006	95,550,620

	Six months ended June 30, 2014	Six months ended June 30, 2013
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	104,355,092	92,273,677
Effect of other dilutive potential ordinary shares(B)	919,373	239,715

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,274,465	92,513,392

(A)	Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until the IPO on May 22, 2013, and on the total number of ordinary A shares from the IPO. Ordinary B shares are granted to MEP participants. Since the IPO, at the request of MEP participants, in certain circumstances Constellium N.V. is committed to repurchase these shares before the end of their vesting period. Accordingly, ordinary B shares are excluded from the calculation of the weighted average number of ordinary shares used to calculate the basic earnings per share.
(B)	Includes B shares as they give rights to income allocation and dividends and potential new ordinary shares to be issued as part of the Co-investment plan, the Equity award plan and the Free Share and Shareholding Retention Programs.

27

Financial Report – Half-Year ended June 30, 2014

Earnings per share

(in Euros per share)	Three months ended June 30, 2014	Three months ended June 30, 2013
From continuing and discontinued operations
Basic	0.26	0.25
Diluted	0.26	0.25
From continuing operations
Basic	0.26	0.25
Diluted	0.26	0.25
From discontinued operations
Basic	—	—
Diluted	—	—

Earnings per share

(in Euros per share)	Six months ended June 30, 2014	Six months ended June 30, 2013
From continuing and discontinued operations
Basic	0.54	0.23
Diluted	0.53	0.23
From continuing operations
Basic	0.54	0.23
Diluted	0.53	0.23
From discontinued operations
Basic	—	—
Diluted	—	—

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2014	1	28	252	119	8	408
Additions	—	—	8	67	—	75
Disposals	—	—	—	—	—	—
Depreciation expenses	—	(1)	(17)	—	(1)	(19)
Impairment losses	—	—	—	—	—	—
Transfer during the period	—	3	44	(47)	—	—
Exchange rate movements	—	—	—	—	—	—

Net balance at June 30, 2014	1	30	287	139	7	464

At June 30, 2014
Cost	1	35	339	139	14	528
Less accumulated depreciation and impairment	—	(5)	(52)	—	(7)	(64)

Net balance at June 30, 2014	1	30	287	139	7	464

28

Financial Report – Half-Year ended June 30, 2014

NOTE 13 - INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At June 30, 2014	At December 31, 2013
Finished goods	89	84
Work in progress	144	136
Raw materials	110	91
Stores and supplies	28	23
NRV adjustment	(6)	(6)

Total inventories	365	328

NOTE 14 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2014		At December 31, 2013
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - third parties - gross	—	484	—	365
Impairment allowance	—	(3)	—	(3)

Trade receivables - third parties - net	—	481	—	362
Trade receivables - related parties	—	—	—	1

Total Trade receivables - net	—	481	—	363

Finance lease receivables	24	5	26	5
Deferred financing costs - net of amounts amortized	1	5	3	3
Deferred tooling related costs	1	16	3	12
Current income tax receivables	—	36	—	41
Other taxes	10	32	13	35
Restricted cash(A)	9	—	9	—
Other	12	24	6	24

Total Other receivables	57	118	60	120

Total Trade receivables and Other	57	599	60	483

(A)	Includes €9 million (€9 million at December 31, 2013) relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

Aging

The aging of total trade receivables - net is as follows:

(in millions of Euros)	At June 30, 2014	At December 31, 2013
Current	463	345
1 – 30 days past due	15	15
31 – 60 days past due	2	2
61 – 90 days past due	—	—
Greater than 91 days past due	1	1

Total Trade receivables – net	481	363

29

Financial Report – Half-Year ended June 30, 2014

Currency concentration

The composition of the carrying amounts of total Trade receivables - net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At June 30, 2014	At December 31, 2013
Euro	286	188
U.S. Dollar	171	155
Swiss franc	11	10
Other currencies	13	10

Total Trade receivables – net	481	363

Factoring arrangements

The Group entered into factoring arrangements with third parties for the sale of certain of the Group’s accounts receivable in Germany, Switzerland and France. Under these programs, Constellium agrees to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €350 million, allocated as follows:

•	€ 115 million collectively available to Germany and Switzerland; and

•	€ 235 million available to France

Under these arrangements, most of accounts receivables are sold with recourse. Sales of most of these receivables do not qualify for derecognition under IAS39 “Financial instruments: Recognition and Measurement”, as the Group retains substantially all of the associated risks and rewards. Where the Group has transferred substantially all the risks and rewards of ownership of the receivable, the receivables are de-recognized from the statement of financial position.

Under these agreements, as of June 30, 2014, the total carrying amount of the original assets factored is €256 million (December 31, 2013: €259 million), of which €202 million is recognized on the Consolidated Statement of Financial Position (December 31, 2013: €207 million) and €54 million (December 31, 2013: €52 million) have been de-recognized from the statement of financial position as the Group transferred substantially all of the associated risks and rewards to the factor.

Interest costs and other fees

During the three months ended June 30, 2014, Constellium incurred €3 million in interest and other fees (three months ended June 30, 2013: €3 million) from these arrangements that are included as finance costs (see NOTE 9 - Finance Costs - Net).

During the six months ended June 30, 2014, Constellium incurred €5 million in interest and other fees (six months ended June 30, 2013: €5 million) from these arrangements that are included as finance costs (see NOTE 9 - Finance Costs - Net).

Covenants

The factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a Group level minimum liquidity covenant that is tested quarterly. The Group was in compliance with all applicable covenants as of and for the period ended June 30, 2014.

NOTE 15 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At June 30, 2014	At December 31, 2013
Cash in bank and on hand	108	232
Deposits	295	1

Total Cash and cash equivalents	403	233

As at June 30, 2014, cash in bank and on hand includes a total of €10 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€6 million as at December 31, 2013).

30

Financial Report – Half-Year ended June 30, 2014

NOTE 16 - SHARE CAPITAL

As at June 30, 2014, authorized share capital consists of 398,500,000 Class A ordinary shares, 1,500,000 Class B ordinary shares and 5 Preference shares.

	Number of shares			In millions of Euros
	“A” Shares	“B” Shares	Preference Shares	Share capital	Share premium
As of December 31, 2013	104,076,718	950,337	5	2	162

Shares converted during the six months ended June 30, 2014	842,228	(842,228)	—	—	—

As of June 30, 2014	104,918,946	108,109	5	2	162

According to Dutch law and the articles of association of Constellium N.V., the following characterizations, rights and obligations are attached to the shares:

•	Constellium N.V. shares are divided in two classes: A shares and B shares;

•	Class A ordinary shares can be held by anyone approved by the general meeting of shareholders; and

•	Class B ordinary shares can only be held by (i) German limited partnerships which have entered into an agreement pursuant to a management equity plan, or (ii) the Company itself.

•	On May 16, 2013, the Group issued preference shares to existing shareholders and repurchased them for no consideration after dividend payment.

•	842,228 Class B ordinary shares were converted to Class A ordinary shares, of which 749,417 related to Management Equity Plan accelerated vesting (see NOTE 24 – Share equity plan).

All of the Company’s shares have a stated nominal value of €0.02 per share. All shares attract one vote and none are subject to any vesting restrictions.

The Class A ordinary shares and Class B ordinary shares are entitled to an equal income allocation.

If the unvested Management Equity Plan interests are no longer capable of vesting and thus the related B shares are not converted into A shares, these B shares will be bought by Constellium N.V. and cancelled.

At June 30, 2014	Class “A” and “B” Shares	%
Free Float	89,396,158	85.12%
Bpifrance	12,846,969	12.23%
Other(A)	2,783,928	2.65%

Total	105,027,055	100.00%

At December 31, 2013	Class “A” and “B” Shares	%
Free Float	50,526,761	48.11%
Apollo Funds	37,561,475	35.76%
Bpifrance	12,846,969	12.23%
Other(A)	4,091,850	3.90%

Total	105,027,055	100.00%

(A)	of which 10 shares held by an affiliate of Rio Tinto Plc and the remaining by Omega Management Gmbh & Co, a management investment company.

31

Financial Report – Half-Year ended June 30, 2014

NOTE 17 - BORROWINGS

17.1. Analysis by nature

	At June 30, 2014				At December 31, 2013
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Nominal rate	Effective rate
2013 Term loan facility(A)
In U.S. Dollar	—	—	—	—	252	Floating	4.75%	6.48%
In Euro	—	—	—	—	72	Floating	5.25%	7.33%
Constellium N.V. and Constellium France SAS
Senior Notes(B)
In U.S. Dollar (due May 2024)	289	Fixed	5.75%	6.26%	—	—	—	—
In Euro (due May 2021)	296	Fixed	4.63%	5.16%	—	—	—	—
Constellium N.V.
U.S. Revolving Credit Facility(C)
Constellium Rolled Products Ravenswood, LLC	21	Floating	—	2.53%	18	Floating	—	3.03%
Unsecured Credit Facility(D)	—	Floating	—	—	—	—	—	—
Others
Bank overdrafts	—	—	—	—	—	—	—	—
Other miscellaneous	7	—	—	—	6	—	—	—

Total Borrowings	613	—	—	—	348	—	—	—

Total Non-current	587				326
Total Current	26				22

(A)	Represents amounts drawn under the previous term loan facility. On March 25, 2013, Constellium N.V. entered into a $210 million (equivalent to €152 million at the year-end exchange rate) and €45 million seven-year floating rate term loan facility. The proceeds were primarily used to repay the previous variable rate term loan facility entered into on May 25, 2012, which was therefore terminated.

At the same date, Constellium France entered into a $150 million (equivalent to €109 million at the year-end exchange rate) and €30 million seven-year floating rate term loan facility.

The 2013 term loan was guaranteed by certain of the Group subsidiaries and includes negative, affirmative and financial covenants.

(B)	Represents amounts drawn under the “Senior Notes”. On May 7, 2014, Constellium N.V. issued a $400 million Senior Notes due 2024 (the “U.S. Dollar Notes” equivalent to €293 million at June 30, 2014 closing exchange rate) and a €300 million Senior Notes due 2021 (the “Euro Notes”) offering. The proceeds were primarily used to repay the 2013 term loan which was therefore terminated.

As of June 30, 2014, amounts under the Senior Notes are net of financing costs related to the issuance of the notes totaling €13 million and include accrued interests for €5 million.

Senior Notes are guaranteed on a senior unsecured basis by all of our current direct and indirect restricted subsidiaries that guarantee indebtedness under our Unsecured Revolving Credit Facility as of the date of the issuance of the Notes. Senior Notes include negative, affirmative covenants.

(C)	Represents amounts drawn under the U.S. Revolving Credit Facility. On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million (equivalent to €73 million at June 30, 2014 exchange rate), five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL facility”). At June 30, 2014 the net maximum U.S. Revolving Credit Facility Balance amounts to $84 million (equivalent to €61 million at June 30, 2014 exchange rate). The proceeds from this ABL facility were used to repay amounts owed under the previous ABL facility entered into by Constellium Rolled Product Ravenswood, LLC on January 4, 2011.

Certain assets of the Borrower have been pledged as collateral for the ABL Facility.

As of June 30, 2014, the Group used the letter of credit for about $1 million ($1 million at the year ended December 31, 2013). U.S. Revolving Credit Facility is fully classified as a current item.

As of June 30, 2014, the Group had $54 million (equivalent to €40 million at the closing exchange rate) of unused borrowing availability under the U.S. Revolving Credit Facility (at December 31, 2013: $40 million, equivalent to €29 million at the closing exchange rate).

(D)	Concurrently with the Senior Notes, Constellium entered into a €120 million unsecured revolving credit facility with a term of three years and will be available upon consummation of the Seniors Notes.

32

Financial Report – Half-Year ended June 30, 2014

17.2. Currency concentration

The composition of the carrying amounts of total non-current and current borrowings (net of unamortized debt financing costs) in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2014	At December 31, 2013
U.S. Dollar	311	270
Euro	299	76
Swiss Franc	3	2

Total borrowings net of unamortized debt financing costs	613	348

17.3. Movements in borrowings

The following table summarizes the movement of the Group borrowings during 2014:

(in millions of Euros)	At June 30, 2014	At December 31, 2013

Balance at the opening	348	158
Repayments of Term Loan (A)	(331)	(156)
Proceeds received from Term Loan and Senior Notes (B)	587	351
Proceeds received from U.S. Revolving Credit Facility	3	2
Amortization of arrangement fees (C)	(13)	(9)
Unamortized arrangement fees (D)	9	13
Movement in interests accrued	5	—
Translation differences	4	(12)
Movement in other financial debt	1	1

Balance at the closing	613	348

(A)	As of December 31, 2013, the amount includes the repayment of the 2012 term loan ($199 million of the net U.S dollar principal equivalent to €154 million at March 25, 2013 exchange rate) and the principal repayment.

As of June 30, 2014, the amount includes the repayment of the 2013 term loan ($356 million of the net U.S dollar principal, equivalent to €257 million at May 7, 2014 exchange rate and €74 million of the net Euro principal) and the principal repayment.

(B)	As of December 31, 2013, the amount represents the value of the 2013 term loan at March 25, 2013 exchange rate (U.S. Dollar Term Loan for $360 million equivalent to €276 million at March 25, 2013 exchange rate and Euro Term Loan for €75 million).

As of June 30, 2014, the amount represents the value of the Senior Notes at May 7, 2014 exchange rate (U.S. Dollar Notes for $400 million equivalent to €287 million at May 7, 2014 exchange rate and Euro Notes for €300 million).

(C)	As of December 31, 2013, the Group recognized €9 million of arrangement fees related to 2013 term loan.

As of June 30, 2014, the Group recognized €13 million of arrangement fees related to the Senior Notes.

Arrangement fees are integrated in the effective interest rate calculation.

(D)	As of December 31, 2013 and due to the early repayment of the 2012 term loan, €13 million of arrangement fees which were not amortized, were fully recognized as financial expenses (see NOTE 9 – Finance costs – Net).

As of June 30, 2014 and due to the early repayment of the 2013 term loan, €9 million of arrangement fees which were not amortized at the date of the issuance of Senior Notes, are fully recognized as financial expenses. (see NOTE 9 – Finance costs –Net).

33

Financial Report – Half-Year ended June 30, 2014

17.4. Main features of the Group’s borrowings

Interest

2013 Term Loan

The interest rate under both U.S. Dollar term loan facilities is the applicable U.S. Dollar interest rate (U.S. Dollar Libor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 4.75% per annum. The interest rate under both Euro term loan facilities is the applicable Euro interest rate (Euribor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 5.25% per annum.

Senior Notes

Interest under Senior Notes accrue at a rate of 5.750% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes and will be paid semi-annually on May 15 and November 15 of each year, starting on November 15, 2014.

U.S. Revolving Credit Facility

Under the ABL Facility, interest charged is dependent upon the type of loan as follows:

(a)	Base Rate Loans will bear interest at an annual rate equal to the sum of an applicable margin comprised between 0.5% and 1.0% of the base rate, which is the greater of: (i) the prime rate in effect on any given day; (ii) the federal funds rate in effect on any given day plus 0.5% and (iii) the British Banker Association LIBOR Rate (U.S. Dollar LIBOR);

(b)	Eurodollar Rate Loans will bear interest at an annual rate equal to the sum of the Eurodollar Rate (essentially U.S. Dollar LIBOR) plus the applicable margin comprised between 1.5% and 2.0%;

Unsecured Credit Facility

Borrowings under the Unsecured Credit Facility will bear interest at the Eurocurrency rate plus a margin of 2.50% per annum. Accrued interest on each borrowings shall be payable on demand and in the event of any repayment or prepayment of any loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

Foreign exchange Exposure

2013 Term Loan

It is the Group policy to hedge all non-functional currency loans and deposits. In line with this policy the U.S. Dollar loans were hedged through cross currency interest rate swaps and rolling foreign exchange forwards. The notional of the cross-currency interest rate swaps amounted to $308 million on December 31, 2013. The remaining balance of the term loan was hedged by simple rolling foreign exchange forwards. The cross currency swaps had a negative fair value of €26 million at December 31, 2013. Changes in the fair value of hedges related to this translation exposure were recognized within financial costs in the consolidated income statement.

The cross currency swaps associated with this repaid term loan was settled for €26 million presented in Other Financing Activities in the cash flow statement.

Senior Notes

In line with the Group policy, the Dollar Notes are hedged through cross currency swaps and rolling foreign exchange forwards. The notional of the cross currency basis swaps amount to $320 million on June 30, 2014. The remaining balance of the U.S. Dollar Notes is hedged by simple rolling foreign exchange forwards. Changes in the fair value of hedges related to this translation exposure are recognized within financial costs in the consolidated income statement. The fair value of hedging instrument is nil as of June 30, 2014.

Financing cost

2013 Term Loan

A $2 million (equivalent to €1 million at the issue date of the term loan) and €1 million original issue discount (OID) were deducted from the Term Loan at inception. Constellium N.V. received a net amount of $209 million (€162 million at the issue date of the Term Loan) and €45 million. Constellium France received a net amount of $149 million (€115 million at the issue date of the Term Loan) and €30 million. In addition, the Group incurred debt fees of €8 million. Debt fees and OID are integrated into the effective interest rate of the term loan. Interest expenses are included in finance costs.

As of June 30, 2014 and due to the early payment of the 2013 term loan, the Group incurred exit fees for $6 million (equivalent to €4 million at the issue date of the private offering) and €2 million. Exit fees are included in finance cost.

34

Financial Report – Half-Year ended June 30, 2014

Senior Notes

A $9 million (equivalent to €6 million at June 30, 2014) and €7 million arrangement fees were deducted from the private offering.

Arrangement fees are integrated in the effective interest rate calculation of the private offering.

U.S. Revolving Credit Facility

The €3 million U.S. Revolving Credit Facility expenses incurred in 2012 were included in Deferred financing costs and are amortized as interest expense in Finance costs – net.

A fronting fee of 0.125% per annum of the face amount of each letter of credit is expensed as incurred and payable in arrears on the last day of each calendar quarter after the letter of credit issuance.

Unsecured Credit Facility

As of June 30, 2014, transaction costs related to the Unsecured Revolving Facility are capitalized and amortized over the maturity of the credit facility (May 7, 2017). The related fees are amortized over 36 months as a finance expense.

In addition, the Group incurs commitment fees related to the Unsecured Credit Facility, equal (i) the average of the daily difference between the commitments and the aggregate principal amount of all outstanding loans, times; (ii) 1.00% per annum.

Covenants

Senior Notes

The private offerings contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

The Group was in compliance with all applicable covenants as of and for the period ended June 30 2014.

U.S. Revolving Credit Facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Constellium Rolled Products Ravenswood, LLC was in compliance with all applicable covenants as of June 30, 2014.

NOTE 18 - TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

	At June 30, 2014		At December 31, 2013
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables
Third parties	—	551	—	411
Related parties	—	—	—	58

Total Trade payables	—	551	—	469

Other payables	1	38	1	32
Employees’ entitlements	15	112	16	119
Deferred revenue	17	17	18	13
Taxes payable other than income tax	—	9	—	13

Total Other	33	176	35	177

Total Trade payables and Other	33	727	35	646

35

Financial Report – Half-Year ended June 30, 2014

NOTE 19 - PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

Main events of the period

During the first quarter of 2014, the Group implemented a plan amendment that had the effect of reducing benefits of the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. This amendment resulted in the immediate recognition of negative past service cost of €9 million (See NOTE 7 - Other Gains / (Losses) – Net).

Actuarial assumptions

Pension and other post-employment benefit obligations and plan assets were updated based on the discount rates applicable as of June 30, 2014. Assumptions used (as summarized below) resulted in a €36 million actuarial loss (net of tax) recognized in Other Comprehensive Income.

	At June 30, 2014	At December 31, 2013
(in millions of Euros)	Discount rate	Discount rate
Switzerland	2.00%	2.35%
United States
Hourly pension	4.40%	4.95%
Salaried pension	4.55%	5.15%
OPEB	4.30%	4.85%
France / Germany	2.80%	3.50%

Amounts recognized in the unaudited condensed interim Consolidated Statement of Financial Position

	At June 30, 2014			At December 31, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Present value of funded obligation	(524)	—	(524)	(485)	—	(485)
Fair value of plan assets	298	—	298	277	—	277

Deficit of funded plans	(226)	—	(226)	(208)	—	(208)
Present value of unfunded obligation	(116)	(198)	(314)	(104)	(195)	(299)

Net liability arising from defined benefit obligations	(342)	(198)	(540)	(312)	(195)	(507)

Amounts recognized in the unaudited condensed interim Consolidated Statement of Income

	Three months ended June 30, 2014			Three months ended June 30, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(4)	(1)	(5)	(4)	(2)	(6)
Past service cost	—	1	1	—	11	11
Curtailments	—	—	—	—	—	—
Net interest	(2)	(2)	(4)	(3)	(1)	(4)
Other (losses)	(1)	—	(1)	—	—	—

Total costs recognized in the unaudited interim Consolidated Statement of Income	(7)	(2)	(9)	(7)	8	1

36

Financial Report – Half-Year ended June 30, 2014

	Six months ended June 30, 2014			Six months ended June 30, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(7)	(2)	(9)	(8)	(3)	(11)
Past service cost	—	9	9	—	11	11
Curtailments	—	—	—	—	—	—
Net interest	(5)	(4)	(9)	(6)	(3)	(9)
Other (losses)	(1)	—	(1)	—	—	—

Total costs recognized in the unaudited interim Consolidated Statement of Income	(13)	3	(10)	(14)	5	(9)

The expenses shown in this table are included as employee costs in the unaudited condensed interim Consolidated Statement of Income within employee benefit expense and in Other gains / (losses) - net (see NOTE 6 - Employee Benefit Expenses and NOTE 7 - Other Gains / (Losses) - Net).

NOTE 20 - PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2014	48	10	45	103
Additional provisions	—	4	1	5
Amounts used	(1)	(5)	(1)	(7)
Unused amounts reversed	—	—	(3)	(3)
Unwinding of discounts	1	—	—	1

At June 30, 2014	48	9	42	99

Current	9	5	30	44
Non-current	39	4	12	55

Total Provisions	48	9	42	99

Legal claims and other costs

(in millions of Euros)	At June 30, 2014	At December 31, 2013
Maintenance and customers related provisions	15	18
Litigation	18	17
Disease claims	6	6
Other	3	4

Total Provisions for legal claims and other costs	42	45

37

Financial Report – Half-Year ended June 30, 2014

NOTE 21 - CASH FROM OPERATING ACTIVITIES

(in millions of Euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash flows from / (used in) operating activities
Net income		58	22
Less: Net income / (loss) from discontinued operations		—	—
Less: Net income attributable to non-controlling interests		(1)	(1)
Net income from continuing operations before non-controlling interests		57	21

Adjustments
Income tax expense	10	31	22
Finance costs – net	9	36	34
Depreciation and impairment	5, 12	20	9
Restructuring costs and other provisions		2	(5)
Defined benefit pension costs	19	10	10
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	7	(6)	31
Losses on disposal and assets classified as held for sale	3, 7	6	4
Share of profit of joint-ventures		—	—
Other		2	—
Changes in working capital:
Inventories		(36)	(11)
Trade receivables		(125)	(141)
Margin call	23	11	2
Trade payables		84	64
Other working capital - net		(13)	(9)
Changes in other operating assets and liabilities:
Provisions	20	(7)	(8)
Income tax paid		(3)	(2)
Pension liabilities and other post-employment benefit obligations		(23)	(22)

Net cash flows from / (used in) operating activities		46	(1)

NOTE 22 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy is described in our annual Consolidated Financial Statements for the year ended December 31, 2013.

22.1. Market risk

(i) Foreign exchange risk

The notional principal amounts of the outstanding foreign exchange contracts at June 30, 2014 with maturities ranging between 2014 and 2017 were as follows:

Currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	48	(64)
CZK	274	530
EUR	376	49
GBP	(8)	(1)
JPY	(1,185)	(440)
SGD	—	8
USD	(561)	(24)

At June 30, 2014, the margin requirement related to foreign exchange hedges amounted to zero (€11 million at December 31, 2013).

38

Financial Report – Half-Year ended June 30, 2014

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% weakening in the June 30, 2014 closing Euro exchange rate on the value of financial instruments held by the Group at June 30, 2014 would have decreased earnings (before tax effect) as shown in the table below:

At June 30, 2014 (in millions of Euros)	Sensitivity impact
Cash and cash equivalents	3
Trade receivables	20
Trade payables	(17)
Borrowings	(35)
Metal derivatives (net)	—
Foreign exchange derivatives (net)	(45)
Cross currency swaps	26

Total	(48)

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

A 10% change in the closing Euro exchange rate against currencies other than U.S. dollar would not have a material impact on earnings.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminum, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas in a less significant way. The Group has entered into derivatives contracts to manage these risks and carries those instruments at their fair values on the unaudited interim Consolidated Statement of Financial Position.

As of June 30, 2014, the notional principle amount of aluminum derivatives outstanding was 113,700 tons (approximately $216 million) - 129,350 tons at December 31, 2013, (approximately $247 million) - with maturities ranging from 2014 to 2017, copper derivatives outstanding was 3,725 tons (approximately $29 million) – 4,200 tons at December 31, 2013 (approximately $33 million) - with maturities ranging from 2014 to 2016, silver derivatives 27,766 ounces (approximately $0.8 million) - 261,785 ounces at December 31, 2013 (approximately $6 million) - with maturities ranging from 2014 and 2015 and 900,000 MMBtu of natural gas futures (approximately $4 million) - 900,000 MMBtu at December 31, 2013 (approximately $3 million) with maturities in 2014.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At June 30, 2014, these contracts are directly with external counterparties.

As of June 30, 2014, the margin requirement related to aluminum hedges was zero (as of December 31, 2013, margin posted on aluminum hedges was also zero).

Commodity price sensitivity: risks associated with derivatives

Since none of the Group’s derivatives are designated for hedge accounting treatment, the net impact on earnings and equity of a 10% change in the market price of aluminum, based on the aluminum derivatives held by the Group at June 30, 2014 (before tax effect), with all other variables held constant was estimated to be €16 million (€17 million at December 31, 2013). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate sensitivity: risks associated with variable-rate financial instruments.

The impact (before tax effect) on income / (loss) for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at June 30, 2014, with all other variables held constant, was estimated to be lower than €1 million for the periods ended June 30, 2014 and December 31, 2013. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

22.2. Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of deposits and the

39

Financial Report – Half-Year ended June 30, 2014

mark-to-market on derivative transactions and from customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in NOTE 23 - Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to deposits with financial institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (ratings from Moody’s Investors Services).

	At June 30, 2014		At December 31, 2013
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	3	168	2	16
Rated A	8	239	7	222
Rated Baa	1	1	1	1

Total	12	408	10	239

(A)	Financial Counterparties for which the Group’s exposure is below €250k have been excluded from the analysis

See NOTE 14 - Trade Receivables and Other for the aging of trade receivables.

22.3. Liquidity and capital risk management

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from June 30, 2014 and December 31, 2013 to the contractual maturity date.

	At June 30, 2014			At December 31, 2013
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)	53	125	707	41	94	341
Cross currency interest rate swaps	—	—	—	6	21	—
Net cash flows from derivatives liabilities related to currencies and metal(B)	11	10	—	18	9	—
Trade payables and other (exclude deferred revenue)	710	16	—	633	17	—

	774	151	707	698	141	341

(A)	Borrowings include the U.S. Revolving Credit Facility which is considered short-term in nature and is included in the category “Less than 1 year” and un-discounted forecasted interests on the Term Loan.
(B)	Foreign exchange options have not been included as they are not in the money.

40

Financial Report – Half-Year ended June 30, 2014

Derivative financial instruments

The Group enters into derivatives contracts to manage operating exposure to fluctuations in foreign currency, aluminum and silver prices. These contracts are not designated as hedges. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At June 30, 2014			At December 31, 2013
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Total	Less than 1 year	Between 1 and 5 years	Total
Assets - Derivative Contracts
Aluminum futures contracts	4	—	4	1	—	1
Silver future contracts	—	—	—	—	—	—
Currency derivative contracts	8	2	10	12	7	19
Cross currency interest rate swaps	—	1	1	—	—	—

Total	12	3	15	13	7	20

Liabilities - Derivative Contracts(A)
Aluminum future contracts	3	1	4	8	2	10
Copper future contracts	—	2	2	—	2	2
Silver and natural gas future contracts	1	—	1	—	—	—
Currency derivative contracts	7	7	14	10	5	15
Cross currency interest rate swaps	—	—	—	6	21	27

Total	11	10	21	24	30	54

(A)	Foreign exchange options have not been included as they are not in the money.

NOTE 23 - FINANCIAL INSTRUMENTS

The tables below show the classification of financial assets and liabilities, which includes all third and related party amounts.

Financial assets and liabilities by categories

		At June 30, 2014			At December 31, 2013
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	15	403	—	403	233	—	233
Trade receivables and Finance Lease receivables	14	510	—	510	394	—	394
Other financial assets(A)		8	14	22	11	21	32

Total financial assets		921	14	935	638	21	659

(in millions of Euros)	Notes	At amortized costs	At Fair Value through Profit and loss	Total	At amortized costs	At Fair Value through Profit and loss	Total
Trade payables	18	551	—	551	469	—	469
Borrowings	17	613	—	613	348	—	348
Other financial liabilities(A)		—	21	21	—	60	60

Total financial liabilities		1,164	21	1,185	817	60	877

(A)	Other financial assets and other financial liabilities are comprised of derivatives not designated as hedges and are with counterparties as follows:

	At June 30, 2014			At December 31, 2013
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives (third parties)	2	12	14	7	14	21
Margin calls	—	—	—	—	11	11
Other	3	5	8	—	—	—

Other financial assets	5	17	22	7	25	32

Derivatives (third parties)	9	12	21	36	24	60

Other financial liabilities	9	12	21	36	24	60

41

Financial Report – Half-Year ended June 30, 2014

Fair values

All the derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings approximates their fair value.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

Margin calls

Constellium Finance SAS and Constellium Switzerland AG entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution) all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

The cash deposit related to margin calls made by the Group is nil as of June 30, 2014 (€11 million at December 31, 2013).

Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

Level 1 valuation is based on quoted prices (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are trade on the LME;

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives. The method used to calculate the fair value mainly consists on discounted cash flow; and

Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At June 30, 2014
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	4	10	—	14
Other financial liabilities	6	15	—	21

At December 31, 2013
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	1	20	—	21
Other financial liabilities	12	48	—	60

NOTE 24 - SHARE EQUITY PLAN

In addition to Free share program, Shareholding retention program and Equity awards plan, the Company entered into a Co-investment plan with some managers on March 21, 2014. This Co-investment plan may grant Restricted Stock Units based on market and service conditions. Regarding the Management Equity Plan, the vesting was accelerated during the second quarter of 2014.

The expense recognized for the period ended June 30, 2014 for all the share based payments transactions amounted to €2 million.

42

Financial Report – Half-Year ended June 30, 2014

NOTE 25 - RELATED PARTY TRANSACTIONS

The Group has no related party transactions as of June 30, 2014. Transactions with Rio Tinto LLC are unrelated since December 12, 2013 and with Apollo since March 10, 2014.

(in millions of Euros)	Three months ended June 30, 2014	Three months ended June 30, 2013
Revenue	—	1
Metal supply(A)	—	(143)
Direct expenses related to IPO(B)	—	(15)

(in millions of Euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
Revenue	—	1
Metal supply(A)	—	(279)
Direct expenses related to IPO(B)	—	(15)

(A)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto, net of changes in inventory levels, are included in Cost of sales in the unaudited condensed interim Consolidated Income Statement.
(B)	Representing termination fees of the management agreement paid to the Owners.

NOTE 26 - ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

As at June 30, 2014, the committed disposal plan to sell two companies from A&T operating segment is still in progress.

During the second quarter of 2014, Constellium received a binding offer for one of these two companies located in Tarascon-sur-Ariège.

(in millions of Euros)	At June 30, 2014
Assets classified as held for sale
Inventories	4
Trade receivables and other	6
Cash and Cash equivalents	4
Other	2

16

Liabilities classified as held for sale
Provisions	—
Pensions and other post-employment benefit obligations	3
Trade payables and other	6
Other	1

10

NOTE 27 - SUBSEQUENT EVENTS

No significant events have occurred since June 30, 2014.

43

Financial Report – Half-Year ended June 30, 2014

Management Statement

The Company management hereby declares that to the best of its knowledge:

•	the interim condensed consolidated financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, give a true and fair view of the assets, liabilities financial position and profit or loss of Constellium N.V. and the undertakings included in the consolidation as a whole; and

•	the half-year management report gives a true and fair view of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Amsterdam, August 27, 2014

Pierre Vareille

Chief Executive Officer

Didier Fontaine

Chief Financial Officer

44

Financial Report – Half-Year ended June 30, 2014

Forward-looking statements

Certain statements contained in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This report may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this press release.

All forward-looking statements in this report and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include: (a) our ability to implement our business strategy, including our productivity and cost reduction initiatives; (b) our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions; (c) the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials; (d) the possibility of unplanned business interruptions and equipment failure; e) adverse conditions and disruptions in European economies; (f) the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum; (g) the risk that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts; (h) competition and consolidation in the industries in which we operate; (i) our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls; (j) our ability to manage our labor costs and labor relations and attract and retain qualified employees; (k) the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations; (l) risk associated with our global operations, including natural disasters and currency fluctuations; (m) changes in our effective income tax rate or accounting standards; (n) costs or liabilities associated with environmental, health and safety matters; and (o) the other factors presented under the heading “Risk Factors” in our Annual Report. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this press release may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

45

Constellium Headquarters

Tupolevlaan 41-61

1119 NW, Schiphol-Rijk

The Netherlands

Phone: +31 20 654 9780

http://www.constellium.com